Mail Stop 0306

November 30, 2004


Via Facsimile and U.S. Mail

Mr. Carl Jasper
Vice President and Chief Financial Officer
Maxim Integrated Products, Inc.
120 San Gabriel Drive
Sunnyvale, CA  94086


	Re:	Maxim Integrated Products, Inc.
		Form 10-K for the year ended June 26, 2004
Filed September 9, 2004
		Form 10-Q for the quarter ended September 25, 2004 Form 8-K dated November 1, 2004

File No. 0-16538


Dear Mr. Jasper:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7. Management`s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Revenue Recognition and Accounts Receivable Allowances - Page 19

1. In a supplemental response tell us what "non-warranty product return privileges" these distributors have. In addition, tell us how you have accounted for these product return privileges. Revise future filings as appropriate based on our comment.

Results of Operations - Page 21

2. Please revise your discussion of revenue changes in future filings to discuss and quantify the effects of changes in prices and volume as well as the introduction of new products on your revenues for the period, in accordance with Item 303(3)(iii) of Regulation S-K. You should discuss why these changes occurred and whether these matters are expected to have an impact on future operations, including any material trends that may exist.

3. When more than one factor is cited in explaining a change in a financial statement item, the amounts of the individual factors cited should be quantified unless not practical. We noted instances where it appears that the amounts of multiple factors should be reasonably quantifiable. For example, under Research and Development, please quantify the increases in costs from hiring additional engineers and from supporting new product development efforts. Please apply this general guidance throughout Management`s Discussion and Analysis in your future filings.

Notes to Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies

Revenue Recognition and Accounts Receivable Allowances - Page 37

4. In a supplemental response respond to the following, and revise future filings to address our comments as appropriate:

a) Provide more details to distinguish more clearly your revenue recognition policy. It appears that you defer revenue on your domestic distributor sales due to the inherent difficulties in estimating returns. What sales do you make estimates on returns for? Are these for direct sales to customers?

b) What is your policy for the international distributors that do have price rebate or product return privileges? Do you defer revenue on those sales until the distributors sell the product to the end customer? If not, why is your policy for these different than your policy for domestic distributors?

Stock-Based Compensation - Page 38

5. In a supplemental response tell us why the stock price volatilities for the stock option plans and the employee stock participation plan are the same given the fact that the expected option holding periods are significantly different. For reference see paragraphs 284 and 285 of Appendix B in SFAS 123.

Product Warranty - Page 39

6. We note that you offer certain customers with additional guarantees beyond your customary warranty, including a guarantee that you will reimburse for certain direct additional production costs or lost revenues. It appears however that you consider this in your overall warranty accrual. Tell us how you have accounted for these guarantees and how your accounting complies with FIN 45 (including paragraph 9(b)). You state that the accrual for these is not material, however, it is unclear on what factors you have based your estimate of these additional liabilities. Tell us why you believe that the impact of these is not material, and also what your basis is for estimating the expected future costs of these guarantees. Revise future filings as appropriate to address our comments and also to fully comply with the disclosure requirements of paragraph 13 of FIN 45.

Note 4 - Financial Instruments - Page 41

7. We see where you have $929.0 million of available for sale securities that are due beyond one year. Supplementally tell us why you have classified these investments as short-term on your consolidated balance sheet. Support your position with reference to appropriate accounting literature.

Note 11 - Income Taxes - Page 46

8. We note where you have recorded a valuation allowance of $109.0 million. You state that this relates to tax benefits on gains realized from the exercise of stock options that, when realized, will be recorded as a credit to additional paid-in capital. However, it does not appear that you have recorded any deferred tax asset relating to this gain, resulting in a valuation allowance that reduces the net deferred asset for an item that is not otherwise reflected in the gross deferred tax assets. Provide us with supplemental information regarding your accounting for these items including a discussion of why you feel your accounting treatment is appropriate.

Note 13 - Merger and Special Charges - Page 48

9. We see where you reclassified approximately $6.0 million of merger and special accruals to other accruals. Supplementally tell us whether these accruals relate to specific obligations that remain to be settled. If so, when do you expect to resolve these outstanding obligations? Why have these obligations taken such an extended period of time to resolve?

Schedule II - Valuation and Qualifying Accounts - Page 51

10. Tell us why you have not included sales return allowances in your
Schedule II. Revise future filings as appropriate based on our comment.

Form 8-K Dated November 1, 2004

11. Please revise future filings to comply with the requirements of Regulation G, including consideration of the following:
a) Provide a reconciliation of "free cash flow per share" to the most directly comparable measure calculated in accordance with GAAP.

b) Disclose why you believe the measure of free cash flow per share provides useful information to investors regarding your financial condition and results of operations. Simply stating that analysts and investors view it as one of the best indicators of value is not adequate.
12.
*    *    *    *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Kevin Vaughn, Staff Accountant, at (202) 824-5387 or me at (202) 942-2813 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, the Senior Assistant Chief Accountant, at (202) 942-1984.


							Sincerely,


							Daniel Gordon
							Branch Chief
Mr. Carl Jasper
Maxim Integrated Products, Inc.
November 30, 2004
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